Filed by BB&T Corporation

Commission File No. 001-10853

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Susquehanna Bancshares, Inc.

Commission File No. 001-33872

Transcript of BB&T Corporation Conference Call

November 12, 2014

CORPORATE PARTICIPANTS

Alan Greer BB&T Corporation - IR

Kelly King BB&T Corporation - Chairman & CEO

Daryl Bible BB&T Corporation - CFO

CONFERENCE CALL PARTICIPANTS

Betsy Graseck Morgan Stanley - Analyst

Ken Usdin Jefferies & Company - Analyst

John Pancari Evercore ISI - Analyst

Ryan Nash Goldman Sachs - Analyst

Steve Duong RBC Capital Markets - Analyst

Paul Miller FBR & Co. - Analyst

John McDonald Sanford C. Bernstein & Co. - Analyst

Jack Micenko SIG - Analyst

Chris Mutascio Keefe, Bruyette & Woods, Inc. - Analyst

Terry McEvoy Sterne, Agee & Leach - Analyst

PRESENTATION

Operator

Greetings, ladies and gentlemen. Welcome to the BB&T Corporation conference call.

As a reminder, this event is being recorded.

It is now my pleasure to introduce your host, Alan Greer of Investor Relations.

Alan Greer - BB&T Corporation - IR

Thank you, Joe, and good morning, everyone. Thanks to all of our listeners for joining us today.

The acquisition of Susquehanna Bancshares is an exciting transaction for BB&T, and we are pleased to have here to discuss its strategic importance in acquisition criteria our Chairman and Chief Executive Officer, Kelly King. Also to participate in the Q&A session that will follow Kelly’s remarks, we have Ricky Brown, the President of Community Banking; Daryl Bible, our Chief Financial Officer; and Clarke Starnes, our Chief Risk Officer. While Chris Henson, our Chief Operating Officer, is normally here with us, he is traveling today out of the country and will not be available during the Q&A session.

We will be referencing a slide presentation during our comments today. A copy of the presentation is available on the BB&T website. Before we begin, let me remind you that BB&T does not provide public earnings predictions or forecasts. Also, there may be statements made during the course of this call that express Management contentions, beliefs, or expectations. BB&T’s actual results may differ materially from those contemplated by these forward-looking statements. I refer you to the forward-looking statement warnings in our presentation and our SEC filings.

With that said, I will turn the conference over to Kelly.

Kelly King - BB&T Corporation - Chairman & CEO

Thank you, Alan, and good morning, everybody.

I join Alan’s excitement about this announcement this morning. Susquehanna is a tremendous opportunity for us to extend our franchise into markets we really believe we can be very successful in. Likewise, it’s very successful for the Susquehanna constituents, including their clients, overall for their associates, their communities, and their shareholders. So it’s a very exciting day for us. We’re all just really thrilled to be combining with an excellent company in the mid-Atlantic region.

Susquehanna has had some challenges in the last year or so. They’ve been going through a transitional year. As those that have followed them know, they’ve been doing really some balance sheet restructuring as they’ve been substantially improving their liquidity, so you’ll see that they’ve had relatively subdued loan growth as a part of that initiative and some revenue compression. And they’ve been investing in infrastructure buildout, as many large banks have, and so the earnings have been under pressure.

So they’ve been really focusing a lot on that in the last year and a half or so. One of the exciting things about this now is that we believe our merger will allow them to completely turn the corner on those initiatives, and their associates will be able to get out and approach their business unfettered by any of those types of constraints.

As I said, it’s a very compelling opportunity for us. We’re going to enter some very new and attractive markets from the top-five market share. I really like the diversification that it brings our geographical footprint and important that we do not compromise our acquisition criteria in this acquisition.

We’re very confident in our ability to realize these significant synergies. We are putting $750 million cash into this deal, so it’s a good opportunity to put some capital to work. More importantly, we are very confident that the business model is compatible with ours, and it will really work. Obviously, if the business model doesn’t work, no price is a good price.

We’ve done a lot of work here to make sure this goes smoothly, a lot of extensive due diligence. We have spoken with our regulators. We’ve spent a ton of time on internal preparedness to take on this transaction. And so were very pleased about making this happen. I would point out that post this, BB&T will be focusing in the near term on, as our top priority, on the successful closing and integration of this transaction.

If you’re following along on the slide deck, we’ll look at slide 4, just some of the key transaction terms. Purchase price is $13.50 per share, or $2.5 billion in aggregate purchase price. It will be structured as 30% cash and 70% BB&T stock, so approximately $750 million of cash will go in the transaction. I would point out that from our point of view, this is the most efficient way to return capital to our shareholders, and we’re very excited about that for them. It’s a fixed exchange ratio of 0.253 for the stock portion of the consideration.

We’re very confident in our cost savings estimates of $160 million that had been very carefully identified line item by line item. We will incur approximately $250 million of one-time merger charges, which is proportionately appropriate relative to the $160 million of run rate expense faced.

Our credit mark is a conservative 4.5%, which we think is appropriate given the transaction. We will get it closed off as soon as we can, but most likely, it’ll be early in the third quarter of next year. The deal will require Susquehanna’s shareholder approval and regulatory approval, of course. I’m very excited that Bill Reuter, the long-time CEO of Susquehanna, will be joining our Corporate Board and our Bank Board, as well as Christine Sears, who is a current Susquehanna Director, and she’s the CEO Elect of Penn National Insurance, which is really good for our Board composition because of our very significant investment in the insurance business.

If you’ll look at slide five, we’re really going into some great markets in the mid-Atlantic region. Going in with a top-five market share. You’ve heard us talk about it in the past. You can go into new markets, like Texas for example, on a de novo basis, but basically, on a commercial strategy, it’s really, really hard to go into new markets with a full composite of commercial and retail without having a substantial market share.

That’s what we really like about this because we’ll be in the top five, be number five in market share in the markets that they serve. So unlike in Texas where we had to start out on a commercial basis only, here we’ll go in full force commercial and retail.

We’ve had a lot of experience competing with the other banks in these markets. We know them very well. We compete with them in other markets in the mid-Atlantic and in the southeast, so there’s no new unknown competition to us. We have a lot of experience with the kind of markets they serve, including like Lancaster and Philadelphia. While Philadelphia’s new to us, it’s a market very similar to other markets we serve in the southeast at a large complex and very, very attractive market. So we’re very excited to be in these new markets and really look forward to some really healthy competition in those areas.

If you look at slide six, you can see that their loan and deposit profile is pretty well-balanced across consumer and business lending. You can see the drop in loans over the last couple of years and the rise in deposits, which is, again, was part of their liquidity strategy. So they’ve grown deposits very well.

It did create a good mix of deposits; however, it did create an aggregate cost of deposits that’s a bit higher than the BB&T deposit structure cost. So over the next several years, what you’ll see is us effectively reversing that strategy as we’ll put more emphasis on growing loans, and we’ll be focusing on cost management with regard to the deposit portfolio, particularly the single-service CDs. So really a good strategy on their part in terms of improving liquidity, but a good opportunity for us in terms of moving forward with our larger and balanced balance sheet.

If you look at slide seven, from a revenue point of view, Susquehanna is largely a spread income rely bank. They do have some nice asset management businesses that will fold nicely into our asset management business. They have a nice insurance brokerage business, which we’re very excited about. It will fit very nicely with our insurance business. Really look forward to working with those folks in this combination.

Hann Financial is largely a consumer auto leasing company, and this is a new business area for us, so we’ll have to take a look at that business to see how it fits in to our business strategy going forward. We do think that over time, we can introduce the some new products into the marketplace, and so the fee opportunities for us in that marketplace is extremely exciting.

If you’ll look at slide 8, this acquisition, our acquisition of Bank of Kentucky, and the Texas acquisitions, which, as you know, we made from Citigroup, are all very consistent as they allow us to expand our franchise into new markets. In-market acquisitions can make sense, obviously, but these acquisitions give us a totally new client base and a very large market share, which is a really, really compelling market opportunity for us.

Pennsylvania is a large market for us. It will be the third most populous state in our footprint behind Texas and Florida, so we’re very, very excited about Pennsylvania in general. And we like the mix of Pennsylvania all the way from the Philadelphia to good markets like Lancaster and other markets in that central part of Pennsylvania.

We’ve worked very hard over the years to build our business model at BB&T in terms of our community banking concept. And we’re really, really excited that we’ll be able to move into those markets with this model, just like we have in places like Florida and Alabama, West Virginia and Kentucky, and more recently, Texas. So (inaudible — technical difficulties) is our strategy is very transportable, and we’ve proven that many, many times over.

If you’ll look at slide 9, we’ve talked a lot about diversification across geographies, and you can see there that it’s a really diversified set of markets that we’re just illustrating there, and the point is to show you that we have very similar large markets that we already do business in. We have very similar small markets we already do business in. But really, when you introduce Pennsylvania, Texas, Cincinnati, and these recent transactions, they’re exciting, they’re new, they offer new potential for us, but they look a lot like the kind of business we’ve already been doing in other places.

And so if you look through this, you will see that it’s not new in substance and in concept, but it is new in terms of client opportunities. If you’ll look at slide 10, really shows you what we’re expecting with regard to expansion of our community bank model. Community banking model is our key relationship management strategy. It’s been in place over 25 years, and it works extremely well in all types of markets.

We believe that we’ll be able to go into those markets and open three new regions. We will — and those will be in the Pennsylvania and New Jersey area. We will be consolidating our Baltimore region into their Baltimore region, and we’ll be looking to Susquehanna leadership to lead those four regions in their general area.

Very excited, again, about Bill and Christine joining our Board. They’ll add a lot of transitional support, and of course, Christine will add a lot of support with regard to the insurance area. You’ve heard me talk about in the past that when we look at the acquisitions, the number-one thing we look at is to make [you] strategically attractive. I think you can see in terms of these markets and the nature of the markets that it’s really strategically attractive.

While parts of these markets may not be growing as fast as some other markets, I can assure you that when we went through the last recession, markets that grow real fast do tend to grow up real fast and they tend to go down real fast. And so we like a lot markets that are large, have lots of wealth, like the Pennsylvania market, Philadelphia particularly. And that while they do grow a little slower, they don’t have the boom-bust cycle that many other markets have. So we like the big fast-growing, we like the slower smaller markets, and we like the larger wealthy stable markets like we see in these areas.

With all this said, the most important thing after making the decision that is strategically attractive is to make sure it’s culturally compatible. We like a lot the Susquehanna culture. Bill and his Team have built a very, very similar community banking concept as the BB&T community banking model, and so the cultures are completely compatible. We share a very similar vision, mission, and values, and so the transition from Susquehanna to BB&T we think will be relatively seamless.

And so on slide 12, you’ll see the overall summary. It’s a very attractive opportunity to broaden our franchise, exciting new contiguous markets, a compatible culture, builds on our recent expansions in Cincinnati and Texas, it’s value accretive to our shareholders. Our community model will be key in making us successful in those markets. Our acquisition strategy has been and will remain deliberate and disciplined.

In that context, we will be focusing in the near term on making sure these acquisitions that we’ve announced are executed successfully and very, very well. So don’t expect to see us come out with another announcement anytime soon. We will be focusing on doing these and doing these well. But we’re very excited about the market expansions that they give us. So it’s a great opportunity for ours and Susquehanna’s clients overall, all of the associates, communities, and importantly, our shareholders.

So now, Allen, I’ll turn it back to you and we’ll entertain any questions.

Alan Greer - BB&T Corporation - IR

Thank you, Kelly. At this time we would begin our Q&A session. Joe, would you come back on the line and explain the instructions to participate in the Q&A?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Betsy Graseck, Morgan Stanley.

Betsy Graseck - Morgan Stanley - Analyst

Hi, good morning. A couple of questions. One is on the impact on the comments here, one which you outlined in one of your slides. A 50, 60-basis point decline at the time of close.

That feels like it’s about two quarters of accretion for you, so doesn’t feel like a big deal, but I just wanted to understand how you’re thinking about that. Does it impact the CCAR ask? And can you give us a sense as to, does it really take you out of the market for acquisitions from here because it’s really only two quarters of accretion that it’s impacting you by?

Daryl Bible - BB&T Corporation - CFO

Yes, so Betsy, it’s Daryl. I’ll answer the question. If you look at CCAR 2014, right now, we are expecting to end CCAR 2014 and the first quarter of 2015 about 55 basis points ahead of our plan. So I would view the cash portion of this transaction and the capital use pretty much just using up the excess capital as brought up in CCAR 2014.

We have not made a final decision on CCAR 2015, but we don’t think this deal is going to impact it tremendously. We think we’re going to just go forward with what we laid out in our Investor Day with dividends and a pot of money for buyback or other acquisitions. As Kelly said, the other acquisitions is going to wait until we get these fully integrated.

Betsy Graseck - Morgan Stanley - Analyst

Okay, so you’re talking 3Q, 4Q next year at the earliest.

Kelly King - BB&T Corporation - Chairman & CEO

Yes.

Betsy Graseck - Morgan Stanley - Analyst

Okay. And then on the — could you just give us some sense on the timeframe for the merger integration cost and the cost realization? The cost saved realization, sorry.

Kelly King - BB&T Corporation - Chairman & CEO

Yes, that’ll occur practically over about 18 months. That’s so you get some of it up front and then some of it spread out. But practically — all of it will practically be in within about 18 months.

Betsy Graseck - Morgan Stanley - Analyst

Okay. And then just lastly on the cost saves, just scratch back the envelope, you’re taking a 65% expense ratio down to what looks like around the 45%-ish expense ratio, and some people might wonder if that’s too aggressive or not. Maybe you could just speak to the cost save goals and why 45% roughly expense ratios realizable.

Kelly King - BB&T Corporation - Chairman & CEO

Yes. So Betsy, we, obviously, that’s a big driver of the economics. So we look at this two ways. One is our people have been in due diligence and have, working with their people, very specifically identified line-item reductions that we know will go away. And it’s very easy in a situation like this to identify the savings that go away. And so we’ve done that.

And then we look at other mergers that we’ve done that are similar to this, and we try to look at the reasonableness, a back test in terms of what we’ve in fact been able to do. And so we think this number, which is about 31%, 32% of their cost basis, is very achievable.

We’ve achieved meaningfully more than that, to be honest. You don’t get as much as you get in a total in market. Remember, this is a hybrid. We get some in-market characteristics in the Maryland area and looking in West Virginia.

But it’s substantial new, totally new in central Pennsylvania and New Jersey. So when you put all that together, we think the cost projections are identified and very achievable.

Betsy Graseck - Morgan Stanley - Analyst

Okay. And when you think about the cost saves that you’re going to be doing, and it’s nine months to close, roughly, how do you keep people in their seats for that period, that transition period?

Kelly King - BB&T Corporation - Chairman & CEO

Well, that’s the great challenge, Betsy. That’s why in a little while I’ll be heading to Pennsylvania to meet tonight with probably 500 of their leaders to talk about the merger. We’ll talk about the advantages and opportunities for their associates. We will guarantee as of today that all of the client-facing associates will have a job.

And so all the people in the branches and the revenue producers and all, I will tell them point blank from top of the house they have a job. So they don’t have to worry about anything, so they’re secure. And we think that our additional product offerings, they’ll be excited about the — their individual personal future.

We with regard to the other associates, it’s a bit more challenging, to be honest. But we spent a lot of time talking to them about the success we’ve had in the past in terms of placing key people in various staff functions in our organization. We have 35,000 associates, and while we have low turnover, we’ll have 3,500 or so associates that leave us this year, and they’ve got about 3,500 associates, so the ability to absorb all of their people is actually doable.

Now, you got the question of whether people move or not and all that, but we’ve been very successful, Betsy, in making this happen. It’s the key issue, so it’s a very good question. We take it extremely seriously.

I’ll tell those associates tonight that as of this very day, I own them in terms of my responsibility to them as a BB&T associate just like all the other associates of BB&T. And we will work very, very hard to make this a positive and good opportunity, good experience for everybody involved.

Betsy Graseck - Morgan Stanley - Analyst

Okay. Thank you very much.

Operator

Ken Usdin, Jefferies.

Ken Usdin - Jefferies & Company - Analyst

Hi, good morning, Kelly. A lot of the things that you talk about on this transaction, it’s contiguous, it’s in that asset zone you talked about, but I think one of the things that’s a bit surprising to people this morning is about the directional geography as opposed to the notion of this transaction, which you guys have been clearly intending to pursue these types of things. So can you talk about the decision tree as you think about the world of potential M&A targets around and next to your footprint, versus moving into the north, closer into the northeast, and further up the mid-Atlantic as a strategic priority, versus other parts of the geography?

Kelly King - BB&T Corporation - Chairman & CEO

Yes. So we’ve always said that we try to do contiguous acquisitions. This, of course, meets that hurdle. What you are referring to is that of late, we’ve spent more time talking about Texas and Florida because that’s where we’ve had acquisitions, where we’ve been focusing.

And we’re still very, very excited and interested in expanding in Florida and Texas. And we announced Cincinnati, and that raises a question about the midwest, which is obviously contiguous.

The truth is, Ken, as long as it makes strategic sense, that is to say it’s contiguous, has excellent markets, and is compatible with our culture, my dad used to say, you have to fish on the side of the boat where the fish are. And so it takes two companies to merge, and so we are very interested in other potential partners in other parts of our marketplace and expect other possibilities to be available down the road.

But this is an outstanding institution that we’ve known for a long time. And while we haven’t talked much about that expansion direction, it was never precluded, and so it’s a good opportunity for us to expand and a good opportunity for them, given where they are in their corporate lifecycle. So hopefully, it’s not surprising because it is contiguous.

I understand if you think about going north. We think about this as the mid-Atlantic; it is the mid-Atlantic. It’s southern New Jersey; it’s central Pennsylvania.

These markets are just like where we operate. It’s all over Baltimore where we’re already operating.

So this is not an in market, but it’s not an out market. It’s a really hybrid, in-market, contiguous expansion opportunity for us.

Ken Usdin - Jefferies & Company - Analyst

Okay, great. Understood, Kelly. And my second question, maybe more for Daryl, is just in the transaction terms, you really don’t talk about your estimate of tangible book dilution and EPS accretion. Can you give us some color and context around that?

Daryl Bible - BB&T Corporation - CFO

Sure, Ken. If you look at tangible book dilution, this transaction does have 30% cash. So on the surface, if you factor in the one-time costs, you’re looking at a 4.3% dilution. It has an earn-back period of around five years. If this was an all-stock deal, so if you excluded the cash piece of it, then it would be about a 2.1% dilution of tangible book, and the earn-back period would be around four years.

I think the other thing to note is that the credit mark on this transaction, while appropriate, is conservative, and potentially, if the credit comes in better than that, then that earn-back period could come in a little sooner than what we’re forecasting. So I think we’re very comfortable. This transaction was basically purchased at 1.69 times. We’re trading, if we did our own buyback today, at 1.94 times. So we think it’s a good use of capital.

And from an accretion perspective, if you just look at the cash portion of it, if you look at the multiples, this transaction was purchased at about 16.4 times historical earnings and 17.8 times forward earnings. And when you look at precedented deals that we have in the marketplace, and we looked at all the deals $0.5 billion and higher for the last couple of years, the tangible book price is right on.

You actually look at the forward price at 17.8, that’s about a point lower than what other deals have averaged over the last couple years for larger deals. But from an accretion perspective, it’s probably in the neighborhood of around 3% accretive.

Ken Usdin - Jefferies & Company - Analyst

From a cash basis or on an all-in basis?

Daryl Bible - BB&T Corporation - CFO

That’s assuming the 70%-30% split of cash and stock.

Ken Usdin - Jefferies & Company - Analyst

I just meant is it accretive to cash EPS or GAAP EPS.

Daryl Bible - BB&T Corporation - CFO

That would be on the cash side.

Ken Usdin - Jefferies & Company - Analyst

Okay. Got it. Thanks a lot.

Operator

John Pancari, Evercore ISI.

John Pancari - Evercore ISI - Analyst

Good morning. I wanted to see if you could just talk a little bit more around the timing of future deals. Kelly, I know you mentioned anytime soon, and I heard your capital commentary to Betsy’s question, so just wanted to see if you can give a little bit more color on how you’re thinking about when you can be back out there looking at transactions.

Kelly King - BB&T Corporation - Chairman & CEO

Well, John, it really will have to be a fluid reality as we go down the road. Obviously, it depends on how smoothly the acquisition and the conversion goes. It depends on how smoothly the second transaction in Texas and Cincinnati go.

We think that the second transaction — excuse me — in Texas will be really simple, frankly, because it’s it cookie-cutter from what we just did a few months ago, and it’s small business, not a whole bank deal. So that’s not that much of a drain on our organization, frankly. Cincinnati is just very small, very contained. It doesn’t take a lot of corporate focus.

This is larger. But I’ll remind you, it’s less than 10% of our combined organization, and we’ve done much larger mergers over the years. When we did our MOE in 1995, basically, we were $10 billion and (inaudible). So we’ve done much larger acquisitions and conversions many times over the years. So it’s a large deal in asset terms, but it’s small relative to our size.

That said, it’s hard to nail down exactly in today’s environment when we will be far enough along, but based on our due diligence, based on the quality of the institution, I rather expect, unless there are any extenuating circumstances, which we do not expect, that by the time we get to the third quarter or so of next year, it will be time for us to begin to think about another deal. Could it be a little earlier? Maybe. Could be a little later? Maybe. But it’s not in the next three or four months and it’s not two or three years out.

John Pancari - Evercore ISI - Analyst

Okay. And there’s not definite regulatory limitations around the number of deals that you have in process right now that is prohibiting you from pursuing deals? It’s just a matter of getting these deals complete?

Kelly King - BB&T Corporation - Chairman & CEO

Yes. The regulators are just very practical about this, so they want to make sure you’ve got really good handle on your capital level, that you’re not doing deals that are going to disadvantage you from a capital point of view. This does not. We have — still with this deal, we have meaningfully excess capital. And in terms of the pace, they just want to make sure that we are focused on doing the ones we do well and that we continue to invest in other systems and process enhancements that keep us at a really, really good place where we are in things like CCAR and other regulatory focus areas.

So we take that very, very seriously. We’ve invested a couple of years in making sure we have really good systems processes, and we will continue that. This will not cause us to back away in any shape, form, or fashion with regard to our commitments to our regulators, with regard to ongoing enhancements, like all the major banks. And the fact is, all the major banks are having to invest a lot in systems and process improvements. We think we’re a little ahead of the game, to be honest, just because of how we got to where we are. But that will continue.

We’ve spent a huge amount of time making sure we can continue those developments on systems and processes and assimilate these organizations, and we’re 100% confident we can do that. For example, we’ve done a lot of development of [years].

Because we’ve done so many mergers, we have flex expansive opportunities in terms of programming for mergers that while we use flex from outside consultation in terms of providing those programming activities, it does not drain our internal people. So it’s really good question, and we’ll be working really hard, be really focused, but we do not anticipate any difficulties.

John Pancari - Evercore ISI - Analyst

Okay. And then lastly, and sorry if you already alluded to this previously with the capital question, but can you just talk about how this impacts your thinking around buybacks? I believe you had indicated at the Investor Day that you view M&A interchangeably with buybacks, and accordingly, should be expect that we won’t see any form of buybacks through 2015 just given this transaction?

Kelly King - BB&T Corporation - Chairman & CEO

I think, John, what you can expect us to do is exactly what we’ve been saying for two or three years, and I think you can see, I hope this builds some confidence, this is exactly what we’ve been saying. We’ve said in terms of capital deployment, we look to organic growth first, dividends second, appropriate M&A activity third, and a distant fourth is buybacks.

On the other hand, if there are no — not much organic growth opportunity and not much M&A activity, then buyback rises to the top because you’re just not going to change your dividend payout but so much. We are relatively aggressive on that, but you’re not going to change that dramatically. So naturally, with the depth of accretion that we have, if nothing else is available, then there’s substantial room for buyback activity.

We’ll just have to see how the opportunities play out. What we’ll be asking for from our regulator friends is flexibility in terms of a bucket of capital that allows us to consider M&A activities and/or buybacks.

So this transaction, in our view, does not eliminate our bucket for 2015. We’ll still have a bucket that we’ll request, we think will be approved in terms of those various strategies.

And which way it plays out will be a function of what opportunities are available. If you can do one like this one is perfect because you combine the strategic initiatives through an M&A activity that uses an extremely efficient capital deployment return to our shareholders. It’s just like perfect.

Daryl Bible - BB&T Corporation - CFO

Yes, John, if you actually look at the price of the cash portion of this, if you take Susquehanna’s estimated earnings for next year, it’s about $140 million, and if you add in the cost saves, the $160 million tax effect, that’s $110 million, so that’s about $250 million. That comes back to about a 9.9 PE multiple, which is basically trading less than what we’re trading for today. Were trading at 12.4.

John Pancari - Evercore ISI - Analyst

Okay. Thank you for taking my questions.

Operator

Ryan Nash, Goldman Sachs.

Ryan Nash - Goldman Sachs - Analyst

Good morning, guys. Kelly, the release talks a little bit about the product offering at Susquehanna being somewhat more limited than BB&T’s.

Can you just talk about — we’ve talked about the cost synergies — can you talk a little bit about potential revenue enhancements over time? Where do you see the greatest opportunity across all your products across that footprint?

Kelly King - BB&T Corporation - Chairman & CEO

I think that they have a well-developed product offering for their size. It’s just at our size, we have broader — for example, they have a really good wealth platform, but we have one that is substantially broader and more product offerings, and so their wealth strategy would just be more effective because of our additional manufacturing capacity and relationship management capacity. We’ll have much more enhanced corporate banking opportunities because of our, again, our size and our reach. So for many of their clients where they might not be able to be as fully — much of a full financial partner to them as we can be, we’ll be able to go into that class and offer larger credit lines and other more enhanced treasury services, etc.

And so if you look at their insurance business, they have a nice insurance agency, but they’ll be combining with the fifth-largest US insurance broker, so we’ll bring a vast array of insurance products at a very, very competitive pricing because of our size. So pretty much across the board, wherever their business they’re in, we’ll be able to make it better. And there will be a few niche areas that we have that they don’t have, but mostly, it’s about enhancement versus absolute new types of services.

Ryan Nash - Goldman Sachs - Analyst

Got it. And then Kelly, just to follow up on one of questions that Ken had asked you, this is a second straight deal that you guys have done that’s been on the edges of the footprint. You’d talked about Texas and Florida being big — the main priorities in terms of deals.

The question is, can you talk a little bit about what’s driving the acquisition strategy to be somewhat outside the footprint? Is it that there aren’t willing sellers within the footprint?

Is it the asking prices are too high? Or is it just the economics are better outside the footprint?

Kelly King - BB&T Corporation - Chairman & CEO

It’s pretty much a combination of what you just said. Over the last several years, there have probably been a handful of opportunities that investors would’ve thought BB&T would’ve done.

You can rest assured that those opportunities will be ones we would like to do, but some of these things take a lot longer than you might think. But in any event, there has to be a willing seller.

We’re not going to do anything that’s not completely 100% friendly. And the price has to be reasonable.

To be honest, I think we could do a number of Texas transactions fairly quickly, but the Texas prices are just more than we can afford to pay. Those guys are doing a good job down there, my hat’s off to them. But in many cases, they’re selling at three or four times book, and we just can’t make that work for our shareholders.

And so you saw us launch our commercial de novo strategy last year. You saw us do the opportunistic Citi transactions in Texas. That made a lot of sense.

We’ve been doing other kinds of acquisitions or breakaway opportunities like that. But it’s really a matter of the availability and the economics. The availability we can’t control; the economics we can control.

We’re not going to do deals just to be doing deals that are not good for our shareholders. We’ve said consistently we will remain very, very disciplined.

You’ve not seen us do many deals, and it looks a little bit like it right now, but keep in mind, again, Citi and Cincinnati are very small. This is the only large transaction we’ve done since the Colonial acquisition. So we’ve done two large deals.

The Colonial was like a out-of-the-ballpark home run. This is like a really good triple, and it will turn into a home run with the execution as we go forward.

So you know I want to make it very clear, we are not there every day spending 95% of our time trying to do mergers. We view our merger strategy as completely secondary to our organic growth strategy. And when the deals are available that make sense, we’ll pursue them, and when they don’t, we’ll focus on organic growth.

Ryan Nash - Goldman Sachs - Analyst

Got it. And if I could squeeze one last one in there. I think in the prepared remarks, you mentioned that Susquehanna has been undergoing balance sheet and liquidity restructuring.

If I recall, you guys are at about 132 on LCR. Where does this leave you pro forma for the liquidity coverage ratio? And given Susquehanna’s liquidity position, do you guys actually need to start and resume adding to the securities portfolio, or are you still in a comfortable buffer above the minimum?

Daryl Bible - BB&T Corporation - CFO

Ryan, this is Daryl. I would say we still have a comfortable buffer on the LCR ratio with this transaction. They are core funded for the most part. If you look at the assumptions that we have, we don’t have huge asset growth out of this entity initially as we right size the credit profile of the Company, so I think our LCR ratios are fine at close.

Ryan Nash - Goldman Sachs - Analyst

Thanks for taking my question.

Operator

Gerard Cassidy, RBC Capital Markets.

Kelly King - BB&T Corporation - Chairman & CEO

Gerard?

Steve Duong - RBC Capital Markets - Analyst

Hi. This is actually Steve Duong in for Gerard. Sorry about that. Kelly, can you just give us a little background on how the discussion started and whether this was a negotiated or a competitive bidding?

Kelly King - BB&T Corporation - Chairman & CEO

We’ve known Bill and the Susquehanna Team for a long time. And our most recent discussion started in the last few months and has really been just a private negotiation between the two companies.

And there was a compatibility from day one in terms of our combined strategic initiatives and direction. And so it just naturally developed that it made sense for the two companies to combine.

And clearly, Bill as CEO and their Board felt that way as they unanimously approved the transaction. And so we are very, very excited about it.

But it’s a company we’ve known for a long, long time, and it’s just made sense for them in the recent time period to be willing to consider a combination if the combination really was attractive to all of their constituents, which we were able to put forth a combination that was attractive to the CEO and to the Board, and that’s the way it’s supposed to be. If a deal works for all the parties involved, then it’s good, and if it doesn’t work for both parties, then it’s not good. So they saw it that way and we did as well, so we’re all very excited about it.

Steve Duong - RBC Capital Markets - Analyst

Great. Thank you. And just follow up on that, just approximately how much planning ahead of time with the regulators does it take for a transaction like this to occur in the current environment?

Kelly King - BB&T Corporation - Chairman & CEO

Well, I think in today’s environment, the most important thing for any company to do is to have a really good trusting, honest, transparent, straightforward relationship with the regulators. We had a challenge with ours CCAR 2013 submission, which identified that we needed to work on some processes, and rather than being resistant to that, we embraced the feedback from the regulators, and we worked really, really hard for the last couple of years. And candidly, we believe we’re one of the best banks in the country today in terms of CCAR submissions and the whole set of processes that support that.

So what the regulators want you to do, they’re happy with your growing and they think consolidation makes sense in my view. But they want to make sure if a consolidator is going to pursue acquisitions, that they’re prepared and that an acquisition is not going to be capital dilutive, that an acquisition is not — put at risk their ability to do really good risk management to capital management, oversight of Board, Board of Governance, etc. So this evaluation by the regulators occurs all the time. It’s a consistent continuous type of evaluation.

And with our approaches, our regulators are our partners. While they have their absolute independent ability and responsibility to supervise us, we view it as a partnership in terms of getting feedback in terms of how we can make a company better, and so it’s just been an ongoing relationship management process that our Company has to engage with the regulators, and particularly in today’s environment, if they’re going to expect to get any types of approvals. So there are no guarantees, and we’ll see how it goes, but we’re very confident that we’ve done our homework, we’re prepared, and we’re well-capitalized. This combination makes us better, and so therefore, we would expect no unsurmountable challenges with regard to consummation.

Steve Duong - RBC Capital Markets - Analyst

Great. Thank you for taking our questions.

Operator

Paul Miller, FBR Capital Markets.

Paul Miller - FBR & Co. - Analyst

Yes, thanks very much, guys. With the $250 million of merger cost, will you be able to completely collapse Susquehanna’s systems into BB&T and get rid of all the legacy Susquehanna?

Kelly King - BB&T Corporation - Chairman & CEO

Yes. All of their systems basically will be consolidated into our systems, because again, they are less than 10% of our size. And so this won’t be one of those where you go in and try to evaluate their system versus our systems.

All of their products will be merged into our systems, which is what drives the efficiency. Now, we always try to learn from mergers, and there will be some things that we’ll learn from them in terms of marketing in the area and maybe some product offerings and that kind of thing, but the actual systems will be a combination of folding their background into our background.

Paul Miller - FBR & Co. - Analyst

And then I know this question has been asked a couple of different ways, but what’s interesting, I think what is the first time you’re going really up in the northeast. When you look at the regions, you’ve been a mostly in the south, southeastern border, in those states.

Do you expect to have some difference in expectations in the Philadelphia market? It seems to be a very different market than other markets you are in.

Kelly King - BB&T Corporation - Chairman & CEO

I think Philadelphia will be somewhat different in terms of the nature of the market. To be honest with you, when — growing up in North Carolina, when we went to Miami, I wasn’t even sure exactly what to expect, but what I really found when we got there was that people are people, human beings are human beings, and the Miami population is one of my favorite populations today. It’s very loving, a very caring group of folks down there, and we’re doing extremely well in terms of our culture meshing with the cultural expectations there.

Will Philadelphia will be a little bit faster, in terms of will the expectations be a little higher than some of our markets? I think probably so, but not materially.

I think that our whole focus is on responsiveness. It’s really a big city versus a small city thing.

There are differences in Dallas and Atlanta and Philadelphia versus Wilson, North Carolina where we grew up from 1872. But it’s more about differences, I think, between really big cities and small cities just because the nature — you live in a really big city, transportation, traffic congestion, people, they move around differently.

But at the end of the day, what we find is that people value relationship management highly. We find that they focus on getting their needs met. And so whether or not you, whether or not you had exactly the same dialect or not is not the question.

By the way, I would point out to you that we don’t expect very much, if any, change in this happening. Their four regional presidents are going to leading the four regions up there.

We don’t expect any turnover in their branches because we are guaranteeing jobs to all of the client-facing people. And so our ability to do business there will be, we think, very, very comfortable, and we just aren’t expecting any substantial challenges.

Paul Miller - FBR & Co. - Analyst

Hey, thanks very much.

Operator

John McDonald, Sanford Bernstein.

John McDonald - Sanford C. Bernstein & Co. - Analyst

Hey, guys. Just got a technical question for Daryl. Can you just remind us, what are the factors, Daryl, that drive your decision on the mix between cash and stock when you’re doing a deal like this. You ended up at the 70%-30% mix.

What are the factors you’re trying to balance? And then also, after answering that, could you just review again the accretion and on what basis you are giving us those accretion numbers on for earnings and books please?

Daryl Bible - BB&T Corporation - CFO

Yes, John. From a cash perspective, when we started talks and Kelly started talking to Bill, they talked about whether there would be an all stock deal or a mixed deal with some cash in like we did with the Bank of Kentucky. As talks further proceeded, we backed into the 30%, looking at how our capital projections were performing since CCAR 2014. They meshed really well, so that lined up.

If you look at the accretion on the deal with a 70%-30% mix, that generates about 3% accretion for us out of the box if you take out the one timers. So I think it’s just like doing a buyback, only we’re buying back the shares at 1.69 times rather than 1.94 times.

John McDonald - Sanford C. Bernstein & Co. - Analyst

Okay, so it’s a 3% EPS accretion in the first full year afterwards, ex the charges?

Daryl Bible - BB&T Corporation - CFO

Correct.

John McDonald - Sanford C. Bernstein & Co. - Analyst

Okay. And the book again Daryl?

Daryl Bible - BB&T Corporation - CFO

The Susquehanna shares are being — we’re basically buying (inaudible) at 1.69 times.

John McDonald - Sanford C. Bernstein & Co. - Analyst

Okay, so like you said, it would about 4.3 dilution as it’s currently set up on the tangible book dilution?

Daryl Bible - BB&T Corporation - CFO

Yes. It’s 4.3 with an earn-back period above about five years. But that’s because of the cash portion that was in that. If you backed out that cash portion it’s more like 2.1 times, which had a 4% — a 4-year earn back, and you actually take into account the credit mark, and we outperform the credit mark, so the 4 years could be less that than.

John McDonald - Sanford C. Bernstein & Co. - Analyst

Got it. Okay. And that 3% EPS accretion is ex one timers, and I think Ken asked you if it was on GAAP or cash. You said cash.

Daryl Bible - BB&T Corporation - CFO

No, it’s on GAAP.

John McDonald - Sanford C. Bernstein & Co. - Analyst

On GAAP. Okay, got it. Thanks.

Operator

Jack Micenko, SIG.

Jack Micenko - SIG - Analyst

Hi, good morning. Most of my questions have been answered. I just — looking at the deal closing timeframe, certainly, you’ve done a lot tougher deals in the past. I’m just wondering is the nine months — is that just a bandwidth issue as you digest Texas and Kentucky, or is anything else structurally here that would push this deal sort of into next year.

Kelly King - BB&T Corporation - Chairman & CEO

No, I just think we’re trying to be transparent in terms of the fact that it may take a little longer in this environment today than it would have. If you think about the deals 10 years ago, you could pretty well do them in 6 months from date of announcement.

We’re thinking today, it’s more like nine months just because it’s a bit more complicated environment in terms of years of doing amended CCAR plan and different things. It takes a little longer than it used to. So just a matter of trying to be transparent in terms of what time it may take.

Jack Micenko - SIG - Analyst

Okay. And then Kelly, acknowledging that banks are sold they’re not bought, is this move north, is this a signal of some — do we see BB&T branches in New York or Boston at some point three, five seven years down the road? Or are we just looking at what the availability was on a contingent (inaudible) market basis?

Kelly King - BB&T Corporation - Chairman & CEO

I think what you would probably see is, again, just based on the possibilities, I think you’d probably see us staying in the mid-Atlantic for the time being, and then working around that footprint, filling in, in Texas, and trying to fill in maybe between Texas and Alabama. You know, I’ve learned, Jack, over the years that trying to predict exactly what will happen three or four or five years down the road is really hard.

I’ve also learned that it’s not good to have preconceived notions in terms of what’s good and bad. So as I said earlier, when we first went to Miami, I wasn’t sure how successful we’d be, and now I think it’s one of the best markets we’re in.

So I think we could do business in New York, and I think we could do business in Boston. We could do it all very, very well.

Do I think the most likely is for us to be heading towards New York and Boston? No, probably not.

The most likely is for us to say in the mid-Atlantic and southeast, which is where we’ve been, by the way. If you take all these years, we’ve been hunkered down around the mid-Atlantic.

We’ve been in Baltimore for 10-plus years. So this is not a big change.

We haven’t gone to the West Coast. This is mid-Atlantic and southeast with a jump over to Texas, and so that’s probably where you’ll see us hang around for a while.

Jack Micenko - SIG - Analyst

Great. Appreciate the color. Thank you.

Operator

Chris Mutascio, KBW.

Chris Mutascio - Keefe, Bruyette & Woods, Inc. - Analyst

Good morning. Daryl, my question is for you, just thoughts on the resulting asset sensitivity of the combined banks once this is done relative to where you are today.

Daryl Bible - BB&T Corporation - CFO

Yeah I mean, Susquehanna was asset sensitive as well, and we’re certainly asset sensitive. If you put the two companies together, we will (technical difficulty) asset sensitive. So the magnitude, I don’t think will be much change one way or the other. I think it’s going to still say pretty close to our numbers, just maybe move us a little bit towards being slightly more asset sensitive.

Chris Mutascio - Keefe, Bruyette & Woods, Inc. - Analyst

And the follow-up question I had is, when I look at the merger-related cost of $250 million versus the cost saves of $160 million, so the merger-related costs are about 1.5 times of the cost saves you’re going to get. Forgive me. I can’t recall the past type of ratio that you’ve had on acquisitions, but is that in line? Do you usually have that much in M&A-related cost above and beyond the cost saves that you’re going to get out?

Daryl Bible - BB&T Corporation - CFO

Very much so. 1.5 is the rule of thumb, and this is pretty much right down the fairway, right in the middle.

Chris Mutascio - Keefe, Bruyette & Woods, Inc. - Analyst

Thanks, Daryl. I appreciate it.

Operator

Terry McEvoy, Sterne Agee.

Terry McEvoy - Sterne, Agee & Leach - Analyst

As I look at Susquehanna for the first time this morning, I notice they’ve had elevated levels of regulatory and risk management costs. And so my question is, are there specific investments at Susquehanna that will occur when you close the deal to make sure that their risk management practices are consistent with BB&T’s, and obvious areas would be a BSA, AML, those types of areas.

Kelly King - BB&T Corporation - Chairman & CEO

Yes, so we pointed out in our opening comments that — excuse me — Susquehanna has been going through a transition period. They’ve been investing a lot in their infrastructure, again, very much like us as we were ahead of the cycle. But one of the really good things about this combination is that we are further ahead/we’ve already made a lot of those investments, and so they won’t have to make those same investments. So as they combine and we complete the merger, it will fold right into our systems. So they won’t have to invest in BSA; we won’t have to invest new in BSA.

It’s just when you get these systems developed, that’s the great thing about scale, you don’t have to — you might have a few more people in your BSA operation, but you don’t have to invent your BSA operation all over again. That’s the great advantage of scale in these operations today, and so that’s one of the things that drives the efficiency.

Terry McEvoy - Sterne, Agee & Leach - Analyst

And then just follow up. Daryl, you mentioned the loan mark. It seems relatively high as I look at just their NPA ratio. If you look at the loan portfolio, there’s specific areas that were behind the mark, and then will there be a runoff component like you saw at Colonial that provides some headwinds to just loan growth after the deal is closed?

Daryl Bible - BB&T Corporation - CFO

Yeah, I would say that the credit mark — this is the first time a CCAR bank is buying a DFAS bank, and we have to put all of their data and models together, and we wanted to be pretty conservative from credit mark that we took so that the models would produce results that were comfortable. As we get closer and understand their data more and fill in the gaps of the data, there could be better performance over the longer term on the credit mark. You just really don’t know.

We’re just putting it in there because of the models and we don’t know really how much data. And in the first year of CCAR with data, there was a lot of gaps we had a fill going back three or four years. So I’m sure as we get into their data, we’ll do the best we can this time with the models in their data, and then when we get into next year, we’ll improve their data, just like we improved our own data, and you could actually get better performance over time.

Terry McEvoy - Sterne, Agee & Leach - Analyst

Thank you.

Operator

And that is all the time that we have for questions today. I’d like to turn the conference over to Alan Greer for any additional or closing remarks.

Alan Greer - BB&T Corporation - IR

Okay. Thank you, Joe, and thanks to everyone for joining us today. We do have a number of folks still in the queue, but we’re out of time for further questions. Please don’t hesitate to call Investor Relations to — and we’ll follow up with you as appropriate. Thanks, and have a good day. This concludes our call.

Operator

And that concludes today’s conference call. We thank you for your participation.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, BB&T’s and Susquehanna’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in BB&T’s and Susquehanna’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected, combined, estimated and similar numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Investor Relations, Telephone: (717) 626-9801.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.